UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-87239

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Integrity Alliance, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4135 NW Urbandale Dr
(No. and Street)

Urbandale	IA	50322
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrea Baker	5158675904	abaker@integritywealthsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
(Name – if individual, state last, first, and middle name)

5 Bryant Park	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Aukes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Integrity Alliance, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
JOSEPH W FAIRCHILD
Commission No. 838721
My Commission Expires
04-12-2028

Signature: [signature]

Title:
President

JOE FAIRCHILD (#838721) [Expires 04-12-28]
[signature]

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTEGRITY ALLIANCE, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2025

INTEGRITY ALLIANCE, LLC
TABLE OF CONTENTS
DECEMBER 31, 2025



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Integrity Alliance, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Integrity Alliance, LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2015 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Deerfield, Illinois
March 30, 2026

Integrity Alliance, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$ 11,348,209
Receivable from clearing broker	4,180,629
Deposit with clearing broker	350,000
Commissions and concessions receivable	2,511,692
Other receivables, net of allowance of $35,000	923,033
Notes receivable	2,449,655
Prepaid expenses and other assets	1,497,037
Total Assets	**$ 23,260,255**

Liabilities and Member's Equity

Liabilities

Commissions and concessions payable	$ 2,555,373
Accounts payable and accrued expenses	1,814,517
Accrued compensation	1,697,836
Due to related parties	2,762,606
Total Liabilities	8,830,332
Member's Equity	14,429,923
Total Liabilities and Member's Equity	**$ 23,260,255**

See Notes to Financial Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Integrity Alliance, LLC (the "Company"), a wholly-owned subsidiary of AIM, LLC that is ultimately wholly-owned by Integrity Marketing Group, LLC ("Integrity" or "Parent"), is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board ("MSRB"). While the MSRB is the principal regulator of the municipal securities market, the MSRB does not carry out the enforcement of its rules or conduct compliance examinations. The MSRB instead provides support to FINRA, the SEC and federal bank regulators that share responsibility for enforcement and compliance examinations.

The Company provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition, the Company is a registered investment adviser.

The Company was approved as a full-service non-custodial Broker Dealer on June 4, 2007. Accordingly, customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis and other business activities are limited to transactions via subscriptions on a subscription way basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended. The Company contracts with Pershing, LLC to clear accounts.

Merger of Affiliates under Common Control

On November 3, 2025, the Company merged with affiliated entities Lion Street Financial, LLC ("LSF") and Lion Street Advisors, LLC ("LSA"). LSF operated as a registered broker-dealer and LSA operated as a registered investment adviser. The Company, LSF, and LSA were each wholly owned subsidiaries of Integrity both before and after the transaction and therefore were under common control. The merger resulted in a change in reporting entity and was accounted for as a transaction between entities under common control in accordance with ASC 805-50, *Business Combinations—Related Issues*. Accordingly, the assets and liabilities transferred were recognized at their historical carrying values as of the transfer date.

Basis of Presentation

The financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("GAAP").

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from Clearing Broker

The Company clears customer transactions through Pershing, LLC, a registered broker-dealer, on a fully disclosed basis. The net amount receivable from Pershing represents cash on hand, commission receivables, and amounts payable for transaction costs on unsettled securities trades.

Deposit with Clearing Firm

The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

ln conjunction with the clearing broker, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing brokers with which it conducts business.

At times throughout the year, the Company's cash in financial institutions may exceed federal insurance limits. As of December 31, 2025, the uninsured cash, including amounts included in due from clearing broker, is approximately $15,370,000. The Company has not experienced any losses in such accounts.

Financial Instruments – Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions and Concessions Receivable

The Company's commissions and concessions receivables consist of commissions due from various insurance, mutual fund companies, third party asset managers and receivables from clearing organizations. The Company regularly monitors outstanding receivables and performs an assessment of collectability. No allowance for credit losses was deemed necessary by management as of December 31, 2025.

Other Receivables

Other receivables represent amounts due from registered representatives for insurance and registration fees. Management performs an assessment of collectability throughout the year and amounts are charged off from an evaluation of the aging and/or collectability of past-due accounts.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company is not subject to federal or state income taxes and no provision for income taxes or deferred tax assets or liabilities has been recorded in the accompanying financial statement. The Company's taxable income or loss is included in the income tax returns of Integrity.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes - Improvements to Income Tax Disclosures,* which amends the income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company adopted this ASU on a prospective basis effective January 1, 2025. The adoption of this pronouncement did not have a material impact on the Company's financial statement.

Management evaluates uncertain tax positions and recognizes a tax benefit only if it is more likely than not that the position will be sustained upon examination by the relevant taxing authorities. Management has concluded that there are no material uncertain tax positions requiring recognition or disclosure in the accompanying financial statement.

The Company's tax filings remain subject to examination by taxing authorities for tax years beginning in 2023 and thereafter. Management is not currently aware of any pending or threatened examinations.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of different classes of service, including principal transactions and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting (Continued)

Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. Segment assets can be found in the statement of financial condition.

2. NET CAPITAL AND REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, on December 31, 2025, the net capital ratio, net capital and excess net capital are as follows:

Net capital ratio	.96 to 1
Net capital	$ 9,219,758
Excess net capital	$ 8,631,069

3. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. As of December 31, 2025, the Company had four open claims with damages ranging from $50,000 up to $395,000, and approximately $950,000 in aggregate. The Company is vigorously contesting these matters, but the ultimate outcome cannot be determined.

Subsequent to December 31, 2025, the Company received one new claim with unspecified damages.

From time to time, the Company is subject to regulatory examinations by the SEC and FINRA. As of December 31, 2025, the Company was not subject to an SEC and FINRA examination.

4. RELATED PARTY TRANSACTIONS

Expense Sharing Arrangements

Effective January 1, 2025, the Company entered into an expense sharing agreement with Integrity and certain affiliates under common ownership, including Brokers International, LLC ("BI"), Lion Street, Inc. ("LSI"), and Integrity Wealth LLC ("IW"), which replaced previously executed agreements with these affiliates. Under the agreement, the Company reimburses Integrity for employee compensation paid on the Company's behalf and is allocated a portion of shared labor costs for personnel supporting the Company's operations. The Company also incurs management fees and shared expenses related to software, insurance, and compliance services provided by Integrity and LSI.

4. RELATED PARTY TRANSACTIONS (CONTINUED)

Expense Sharing Arrangements (Continued)

As of December 31, 2025, the Company had a payable to Integrity of $778,040, and to LSI of $1,455,287, which are included in due to related parties in the accompanying statement of financial condition.

Additionally, the Company reimburses BI and LSI for occupancy and various general and administrative expenses incurred on the Company's behalf. As of December 31, 2025, the Company had a payable to BI of $529,279, which is included in due to related parties in the accompanying statement of financial condition.

Master Services Agreement

The Company has a Master Services Agreement with Integrity Advisory Solutions ("IAS"), an affiliate under common ownership. Under this agreement, the Company provides operational support services including client intake, adviser recruiting, business processing, account management, trading and custodian relationships, reporting, recordkeeping, fee calculation and disbursement and compliance.

5. NOTES RECEIVABLE

Notes receivable bearing interest at rates between 0%-7% and due dates between 2027 and 2035 are primarily amounts due on forgivable notes from registered representatives. The forgivable notes are expensed when the registered representatives perform the required service. The Company determined that no allowance for credit losses was needed on these notes receivable.